Mail Stop 4561
Via Fax (425) 605-5388

July 21, 2008

B.S.P Marra
Chief Financial Officer
Atlas Technology Group, Inc.
2001 152nd Avenue NE
Redmond, WA 98052

Re: **Atlas Technology Group, Inc.**
      Forms 8-K filed June 20, 2008 and July 17, 2008
      File No. 000-28675

Dear Mr. Marra:

      We have completed our review of your Form 8-Ks noted above and do not, at this time, have any further comments.

Sincerely,

Melissa Feider
Staff Accountant